As filed with the U.S. Securities and Exchange Commission on June 1, 2023.

Registration No. 333-267126

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Post-Effective Amendment No. 1
to

FORM S-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

D-Wave Quantum Inc.
(Exact name of registrant as specified in its charter)

Delaware	7374	88-1068854
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3033 Beta Avenue
Burnaby, British Columbia V5G 4M9
Canada
Tel: (604) 630-1428
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Corporation Service Company
251 Little Falls Drive
Wilmington, New Castle County, Delaware
19808
Tel: (650) 560-4753
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Alan Baratz D-Wave Quantum Inc. 3033 Beta Avenue Burnaby, British Columbia V5G 4M9 Canada Tel: (604) 630-1428	Michael M. Mills, Jr. Holland & Knight LLP 100 North Tampa Street Suite 4100 Tampa, Florida 33602 Tel: (813) 227-8500

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒ (333-267126)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☐
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

This Post-Effective Amendment No. 1 shall become effective upon filing with the Securities and Exchange Commission in accordance with Rule 462(d) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 (this "Amendment") to the Registration Statement on Form S-1 of D-Wave Quantum Inc. (File No. 333-267126), initially filed on August 29, 2022 and declared effective by the Securities and Exchange Commission on October 26, 2022 (the "Registration Statement"), is being filed as an exhibit-only filing solely to file a power of attorney for new directors, filed herewith as Exhibit 24, and to file a consent of PricewaterhouseCoopers LLP with respect to its report dated April 18, 2023 related to the financial statements of D-Wave Quantum Inc. contained in the Annual Report on Form 10-K of D-Wave Quantum Inc. for the year ended December 31, 2022 and included in the Prospectus Supplement No. 14 dated April 19, 2023 filed pursuant to Rule 424(b)(3), filed herewith as Exhibit 23.1 (the "Consent"). Accordingly, this Amendment consists only of the facing page, this explanatory note, Item 16 of Part II of the Registration Statement, the signature pages to the Registration Statement, and the Consent. The prospectus and the balance of Part II of the Registration Statement are unchanged hereby and have been omitted.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits.

Exhibit No.	Description	Incorporated by Reference Exhibits
		Filer	Form	Exhibit	Filing Date
23.1*	Consent of PricewaterhouseCoopers LLP
24*	Power of Attorney

* Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this post-effective amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Burnaby, Province of British Columbia, Country of Canada on this 1st day of June, 2023.

Date: June 1, 2023	D-WAVE QUANTUM INC.

	By:	/s/ Alan Baratz
Name: Alan Baratz Title: President and CEO

Pursuant to the requirements of the Securities Act of 1933, this post-effective amendment to the registration statement has been signed by the following persons in the capacities held on the dates indicated.

NAME	TITLE	DATE
/s/ Alan Baratz	President & Chief Executive Officer and Director	June 1, 2023
Alan Baratz	(Principal Executive Officer)

/s/ John M. Markovich	Chief Financial Officer	June 1, 2023
John M. Markovich	(Principal Financial and Accounting Officer)

*	Chairman	June 1, 2023
Steven M. West

*	Director	June 1, 2023
Emil Michael

*	Director	June 1, 2023
Roger Biscay

*	Director	June 1, 2023
Amy Cappellanti-Wolf

*	Director	June 1, 2023
Michael Rogers

/s/ Ziv Ehrenfeld	Director	June 1, 2023
Ziv Ehrenfeld

/s/ Phillip Adam Smalley III	Director	June 1, 2023
Phillip Adam Smalley III

*By:	/s/ Alan Baratz	June 1, 2023
Name:	Alan Baratz
Title:	Attorney-in-Fact